UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

KABUSHIKI KAISHA ADVANTEST
(Exact name of the registrant as specified in its charter)

Japan	1-15236	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Shin-Marunouchi Center Building 1-6-2, Marunouchi, Chiyoda-ku, Tokyo, Japan	100-0005
(Address of principal executive offices)	(Zip code)

Hiroshi Nakamura +81-3-3214-7500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X  　　Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Advantest Corporation (“Advantest” or “we”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). The Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Company Overview

Advantest conducts its business in the following segments: 1) Semiconductor and Component Test System Segment; 2) Mechatronics System Segment including test handlers, device interfaces and nanotechnology business; and 3) Services, Support and Others Segment.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Advantest Procurement Policy, which is available publicly on our website (https://www.advantest.com/US/AboutAdvantest/procurementpolicy/index.htm), Advantest has concluded in good faith that during the reporting period from January 1 to December 31, 2014:

a)	Advantest has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

b)
Based on a “reasonable country of origin inquiry” (“RCOI”) and due diligence procedures (described in greater detail in the Conflict Minerals Report referenced below), Advantest knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and knows or has reason to believe that such necessary conflict minerals may not be from recycled or scrap sources.

c)
Advantest’s RCOI employed a combination of measures to determine whether the necessary conflict minerals in Advantest products originated from the Covered Countries.  Advantest’s primary means of making this determination was by conducting a supply-chain survey with direct suppliers using the Conflict Minerals Reporting Template (CMRT) of the conflict-free sourcing initiative(CFSI) (CFSI members are including the Electronic Industry Citizenship Coalition® (EICC®) and Global e-Sustainability Initiative (GeSI)). In addition, Advantest re-surveyed suppliers from whom we received conflicting results obtained by the original survey from the supply-chain. As a result of the supply chain survey that we conducted, approximately 97% of our direct suppliers that contribute necessary conflict minerals to our products have provided a response to the survey.

Conflict Minerals Disclosure

This form SD and the associated Conflict Minerals report are publicly available at  www.advantest.com.

Section 2 – Exhibits
Item 2.01 Exhibits

List of exhibits filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ADVANTEST CORPORATION
(Registrant)

/s/ Hiroshi Nakamura		June 1, 2015
Name:	Hiroshi Nakamura	(Date)
Title:	Director, Managing Executive Officer